ITEM 77.C EXHIBIT:

RESULTS OF SPECIAL MEETING

A special meeting of the shareholders of The Wall Street Fund was held on February 25, 2010, for shareholders of record as of December 31, 2009, to vote on the following proposals, the results of which are provided below.

1.	To approve an investment advisory agreement between Evercore Wealth Management, LLC and the Fund:

       For                                Against                                 Abstain
911,222                                5,156                                      29,889

2.	To elect Ambassador Kurt D. Volker to the Fund’s Board of Directors:

       For                                Abstain
1,094,319                               23,192